Filed pursuant to Rule 433

March 10, 2020

Relating to

Preliminary Prospectus Supplement dated March 10, 2020 to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-04

DUKE ENERGY INDIANA, LLC
$550,000,000 FIRST MORTGAGE BONDS,

SERIES ZZZ, 2.75%, DUE APRIL 1, 2050

Pricing Term Sheet

Issuer:	Duke Energy Indiana, LLC (the “Issuer”)

Trade Date:	March 10, 2020

Settlement Date:	March 12, 2020; T+2

Security Description:	First Mortgage Bonds, Series ZZZ, 2.75%, Due April 1, 2050 (the “Mortgage Bonds”)

Ratings (Moody’s / S&P):*	Aa3/A (Stable/Stable)

Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2020

Principal Amount:	$550,000,000

Maturity Date:	April 1, 2050

Coupon:	2.75%

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Price:	132-00+

Benchmark Treasury Yield:	1.106%

Spread to Benchmark Treasury:	+165 bps

Yield to Maturity:	2.756%

Price to Public:	99.877% per Mortgage Bond

Redemption Provisions/ Make-Whole Call:

At any time before October 1, 2049 (which is the date that is six months prior to maturity of the Mortgage Bonds (the “Par Call Date”)), the Issuer will have the right to redeem the Mortgage Bonds in whole or in part, at the Issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Mortgage Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Mortgage Bonds being redeemed that would be due if the Mortgage Bonds matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the Par Call Date, the Issuer will have the right to redeem the Mortgage Bonds in whole or in part, at the Issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26443TAC0 / US26443TAC09

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Co-Manager:	Siebert Williams Shank & Co., LLC

Junior Co-Managers:	C.L. King & Associates, Inc. Drexel Hamilton, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.